Exhibit 99.1

Alpha Tau Announces FDA Approval of IDE to Initiate Multi-Center Investigator-Initiated Study of Alpha DaRT® in Immunocompromised Patients with Recurrent cSCC

-Trial to focus on particularly vulnerable subset of patients, following strong clinician interest in use of the Alpha DaRT in this patient population -

JERUSALEM, September 20, 2024 -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, announced today that the U.S. Food and Drug Administration (FDA) has approved an Investigational Device Exemption (IDE) application to initiate a multi-center study for the treatment of recurrent cutaneous Squamous Cell Carcinoma (cSCC) in immunocompromised patients using the Alpha DaRT.

The clinical study, which is an investigator-initiated study led by the Winship Cancer Institute of Emory University in Atlanta, has been approved to enroll up to 28 U.S. patients at up to 8 institutions in the U.S., and will focus on patients with recurrent cSCC who have a weakened immune system due to any primary or secondary immunodeficiencies, excluding diabetes. The primary efficacy objective of the study is the objective response rate (ORR) to the treatment, as measured by best overall response. Secondary efficacy objectives include progression-free survival, overall survival and local control up to twelve months after treatment, and the safety objective is the measurement of any related adverse events.

A 2015 article in Journal of Clinical Medicine noted that non-melanoma skin cancers represent a major cause of morbidity for patients after organ transplantation, and cSCC is the most common skin cancer seen in this population, with a 65–100 fold greater incidence in organ transplant recipients compared to the general population. For example, a 2003 article in the New England Journal of Medicine cited a number of sources indicating that 50% or more of Caucasian transplant recipients will ultimately develop cutaneous carcinomas.

In addition, a 2019 article in JAMA Otolaryngology – Head & Neck Surgery found that immunosuppression is independently associated with a worse outcome in cSCC, with a 2.32-times increased risk of disease-specific death, after adjusting for assorted demographic factors.

“As we continue to progress in our ReSTART multi-center pivotal trial for recurrent cutaneous SCC, a number of investigators asked about the ability to treat immunocompromised patients, who are ineligible for the ReSTART trial,” commented Alpha Tau CEO Uzi Sofer. “Emory University is an important partner of ours and we are proud to work with them in initiating a trial for this population. Given the continued requests we receive from clinicians to help them treat immunocompromised patients, we are confident that a successful clinical trial can help deliver an important new potential alternative for these patients.”

Zachary Buchwald, MD, PhD, an Assistant Professor of Radiation Oncology at Winship Cancer Institute of Emory University and Principal Investigator of the trial, noted, “We are thrilled to be able to initiate this trial and pioneer the use of the Alpha DaRT in immunocompromised patients. As we continue to see the promise of the Alpha DaRT through our participation in the ReSTART trial, it is obvious to us that we need to use this treatment elsewhere, particularly in populations at risk such as this.”

Dr. Robert B. Den, Alpha Tau Chief Medical Officer, added, “This trial targets a particularly vulnerable population for whom treatment options are limited, which affords the ability to provide even more potential value to these patients. We are looking forward to treating patients in this trial soon.”

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 7, 2024, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com